

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2012

Via E-mail
Paul J. Palmieri
President and Chief Executive Officer
Millennial Media, Inc.
2400 Boston Street, Suite 201
Baltimore, MD 21224

> **Re: Millennial Media, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 5, 2012**
> **File No. 333-178909**

Dear Mr. Palmieri:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range information, the size of the offering and other information. Please include this disclosure as soon as practicable. Note that we may have additional comments once you have provided this disclosure. Therefore, allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. Please file all exhibits, including your legal opinion, as soon as practicable. We must review these documents before the registration statement is declared effective, and we may have additional comments.

3. As soon as practicable, please furnish us with a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provided us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

4. We note reference to third party information throughout the prospectus, including, but not limited to, references to information from eMarketer, Inc., Gartner Inc. and International Data Corporation. Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support. Additionally, please tell us whether the September 2011 report prepared by IDC, or any other referenced report, was commissioned by you for use in connection with this registration statement and, if so, please file the consent as an exhibit. We note your disclosure on page 32.

5. Please provide us with objective support for your assertions in your Prospectus Summary and Business sections regarding market conditions and your services. Also, ensure that you make clear upon what standard or measure you base your claims. For example, provide support for your statements regarding your belief that you are the "leading" independent mobile advertising platform company, you have "sophisticated" targeting capabilities and you are a "trusted partner." These are just examples. To the extent that you do not have independent support for these statements, please disclose the bases for these beliefs.

6. Additionally, throughout your registration statement you state that you are the "number one independent mobile advertising company." Please tell us why you believe it is significant to differentiate your business as independent and what makes your business model independent as compared to competitors that are not.

Prospectus Cover Page

7. Please disclose that there will be two classes of authorized common stock outstanding, Class A common stock and Class B common stock. Briefly describe the different rights between the two classes and the relationship of rights and preferences among all your securities.

Prospectus Summary, page 1

Our Company, page 1

8. We note that "unique users" and "ad impressions" are key metrics for measuring the size and reach of your business. Please revise your disclosure to provide a detailed definition of unique users and ad impression under the heading "Conventions Used in this Prospectus" on the inside front cover page. We note your disclosure on page 70 of your Business section.

9. Additionally, please revise your "Conventions Used in this Prospectus," Prospectus Summary and Business sections to provide a full and clear definition and discussion of "rich" data, media and advertisements.

Our Competitive Strengths, page 4

10. In the second bullet point under this heading you state that you have created more than 150 million proprietary anonymous unique profiles. Please tell us more about this collection of profiles including whether you sell or otherwise share this information with your customers, or whether this data serves as a repository that is controlled only by you, but is used to provide a service to your customers e.g., deliver targeted advertisements. We note your disclosure in the Business section.

Risk Factors, page 12

General

11. Please tell us more about whether there has been any occurrence of the risks outlined below, including what consideration you have given to the need to discuss a specific incident or incidents, any known and potential costs or other consequences, and impact on MD&A. Refer to CF Disclosure Guidance: Topic No. 2, Cybersecurity dated October 13, 2011 for further guidance. Please address your disclosure under each of the following risk factors discussing each of the above points:

   - On page 14, under the heading "Mobile connected device users may choose not to allow advertising on their devices." Also, please revise to discuss whether this feature is currently available and, if so, whether it is used by users.

   - On page 15, under the heading "We depend on developers for mobile advertising space to deliver our advertisers clients' advertising campaigns…"

   - On page 16, under the heading "Our business depends on our ability to collect and use data to deliver ads…"

   - On page 17, under the heading "Our business depends in part on our ability to collect and use location-based information…"

   - On page 20, under the heading "If we fail to detect clock fraud or other invalid clicks on ads, we could lose…"

Risks Related to Our Business and Our Industry, page 12

We have incurred significant net losses since inception, and we expect our…, page 12

12. You state here that you anticipate your operating expenses will increase substantially in the foreseeable future. Please revise this section to discuss in greater detail how and why you believe these expenses will increase. We note your discussion in the Business and Use of Proceeds sections further detailing your planned business development.

Our business practices with respect to data could give rise to liabilities…, page 17

13. Please revise your discussion under this risk factor to elaborate how the revisions to the Children's Online Privacy Protection Act, if adopted, would create greater compliance burdens for you by, for example, tying elements of the proposed revisions to your business operations or activities. Similarly, please provide greater detail about the proposed data protection legal framework reforms in the E.U. For example, succinctly contrast the E.U. legal framework with the legal approach to data protection in the U.S. We note your disclosure on page 87.

If our pricing models are not accepted by our advertiser clients, we could lose…, page 19

14. Please revise this risk factor, providing context to your disclosure, by discussing the distribution of revenues between your fixed-rate CPM pricing model, and CPA and CPC, your two performance-driven pricing models. For example, provide the percentage of total revenues attributable to each pricing model and any trends in these price-rate options. Revise your MD&A discussion accordingly.

Our increasing international operations subject us to increased challenges and…, page 21

15. We note the bulleted list of international risks. To the extent that any of these issues constitute a material risk on a standalone basis, expand your disclosure to fully describe that risk in a separate risk factor. For example, if material, you should discuss fully how foreign exchange controls might affect your operations and financial condition.

Our business involves the use, transmission and storage of confidential…, page 25

16. In the middle of your discussion under this risk factor, you state that you may be required under "existing and proposed laws" to notify persons whose information was disclosed or accessed. Please revise this section to expand this statement to include specific legislation in effect or proposed that addresses this point. Summarize any regulatory penalties or actions for the unauthorized disclosure of customer data that may be imposed by the FTC or other federal agency and would negatively impact your business.

Industry and Market Data, page 32

17. We note the statement on page 32 that "neither we nor the underwriters have independently verified the accuracy or completeness of this information." Please revise this statement. You are responsible for the accuracy and completeness of the information in your prospectus.

Management's Discussion and Analysis…, page 42

Key Operating and Financial Performance Metrics, page 43

18. To provide investors with more insight into your business, please consider discussing additional metrics such as churn, renewal or attrition in your advertising customer base.

Components of Operating Results, page 43

Revenue, page 43

19. Please revise your MD&A to discuss in greater detail your bases for ad sales. Specifically, describe the relationship between CPM, CPC and CPA in the overall collection of revenues for your business. Describe why each tool may be used and whether these categories are typical, or standard in your industry or operating environment. Revise your MD&A disclosure to discuss any trends in revenue resulting from each of the three categories, for example, and only as an example, you have experienced a steady stream of revenue from CPM, but CPC is expected generate a larger portion of revenues under your planned business development going forward.

Results of Operations, page 45

20. Please expand/revise your discussion under results of operations for all periods to:

- Provide a more robust explanation for the changes in line items within your statements of income. For example, in the revenue section, you only generically refer to increases in new clients and higher spending of existing clients. You should separately quantify the increases from new and existing advertiser clients, as well as provide explanations to underlying increases or decreases in the volume and/or price of client transactions in the various services you offer. In the general and administrative section, discuss the reasons for the significant increase in bad debt expense.

- Please also provide a more detailed discussion of cost of revenue as well as gross margins in order to help explain the change in gross profit. For example, you should explain why fees paid to developers through your self-service portal are generally lower; and

- Provide insight into the underlying business drivers or conditions that contributed to these changes. For example, describe market conditions in your international operations that have effected revenues and costs above and beyond your commencement of operations in the United Kingdom; and

- Describe any known trends or uncertainties that have had or you expect may reasonably have a material impact on your operations and if you believe that these trends are indicative of future performance. For example, you may want to explain whether you know of any trends or uncertainties regarding amounts due to developers, such as whether or not there is a prevalence for agreed-upon fixed percentages or fixed fees and if either has a potential material impact on future performance.

This is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K.

Quarterly Results of Operations, page 51

21. Please revise the table to present quarterly per share data as required by Item 302(a)(1) of Regulation S-K.

Liquidity and Capital Resources, page 53

22. Please revise your discussion of cash flow from operating activities to discuss the underlying drivers impacting the changes in working capital. Simply identifying that components of working capital changed does not provide a sufficient basis to analyze your cash flow from operating activities. Refer to the Interpretive Guidance in SEC Release 33-8350.

23. Please revise your discussion of financing activities to discuss the impact of future events such as the stock offering and any significant potential stock option exercises subsequent to the offering. We refer you to the Interpretive Guidance in SEC Release 33-8350.

24. Given your foreign operations, please enhance your liquidity disclosure to address the following:

- Disclose the amount of foreign cash and cash equivalents you have as compared to your total amount of cash and cash equivalents as of September 30, 2011 and December 31, 2010; and

- Discuss the fact that if the foreign cash and cash equivalents are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Operating and Capital Expenditure Requirements, page 55

25. Please revise this section to describe what you are planning to use your expected $4.0 in capital expenditures on in the next 12 months. We note that on page 7, under Use of Proceeds, you discuss further expansion of international operations and product development.

Contractual Obligations, page 56

26. Please clarify if any of the $4.0 million expected to be spent on capital expenditures in 2012 has been committed as of December 31, 2011. If so, please include those commitments in an updated contractual obligations table as of December 31, 2011.

Business, page 70

The Millennial Media Solution, page 75

Tools, page 76

27. Please explain in greater detail how you benefit from providing your software development kit, or SDK, at no cost to developers. Outline market presence, and other non-monetary benefits, as well as, revenue or cost benefits. Also, please explain when you would then pay a fee to a developer and be able to place ads from your paying customer on the app. We note your disclosure on page 82.

Solutions for Advertisers, page 76

Actionable insights and campaign management, page 78

28. Please tell us more about how your advertising account specialists manage client's "entire lifecycle" of their ad campaigns.

Large and growing data set, page 78

29. In light of the recent and rapid growth in your industry and an uncertain and changing regulatory environment, please revise your disclosure to tell us more about how you ensure unique user profiles are created "on an anonymous basis." For example, explain if there are any industry standards or best practices you follow and how data originating from a mobile device linked to an individual network provider is made private. Discuss

how you remove identifiable information rendering the user profile anonymous. We note your disclosure on page 81, further emphasizing the accomplishment of user identification on an anonymous basis.

Our Technology Platform, page 81

30. Please expand your disclosure to discuss how you protect your proprietary MYDAS system from unauthorized access. Revise your Risk Factors and Regulatory sections as appropriate.

Our Clients, page 83

31. Please revise this section to disclose whether you are dependent on a single customer, or a few customers, the loss of any one or more of which would have a material adverse effect on your business.

32. We note you list several companies under each column of the table provided on page 83. Disclose whether these agreements with these customers constitute material contracts under Item 601(b)(10) of Regulation S-K, file them as exhibits and disclose the material terms thereto.

Financial Statements

Audited Financial Statements for the Years ended December 31, 2010 and 2009

Revenue Recognition, page F-9

33. Please provide us with a more detailed analysis than what is provided in the notes and in MD&A supporting your conclusion that revenues should be accounted for on a gross basis. Specifically, tell us how you analyzed paragraphs 4-15 of ASC 605-45-45. Please cite terms of your advertising contracts as appropriate.

34. Please explain to us how you determine the point in time that it is probable that an advertising agreement will or will not be profitable. Please tell us how you account for the shortfall, if any, either over the remaining term of the agreement or by accruing a loss at that time in accordance with ASC 450-20.

Note 2. Summary of Significant Accounting Policies, page F-8

Unaudited Pro Forma Presentation, page F-8

35. We note on page 7 that you will have a reverse stock split of your common stock prior to the completion of this offering. Please revise to give effect to this stock split in your pro forma net loss per share. In addition, please comply with this comment in your interim financial statements.

Note 7. Redeemable Convertible Preferred Shares, page F-16

36. In the conversion rights section, and elsewhere as appropriate, please clarify the disclosure and explain what the conversion price is for each series of the Series Preferred.

Unaudited Financial Statements for the Nine Months ended September 30, 2011 and 2010

Note 8. Stock-Based Compensation, page F-39

37. Please disclose the following information for any equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in the registration statement:

   a. For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any per option (the number of options may be aggregated by month or quarter and the information presented as weighted average per-share amounts).

   b. Whether the valuation used to determine the fair value of the common stock was contemporaneous or retrospective.

   c. If the valuation specialist was a related party, provide a statement indicating that fact.

   In addition, if applicable, please revise MD&A to disclose the following:

   d. A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price; and

   e. If management chose not to use a contemporaneous valuation by an unrelated valuation specialist, disclose the reasons why.

Note 12. Segment and Geographic Information, page F-44

38. We note that your international operations have increased to 10% of total revenue, please explain whether your international operations have become an operating segment in accordance with ASC 280-10-50 and affirmatively confirm for us whether or not the Chief Operation Decision Maker reviews discrete financial information regarding your foreign operations.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at 202-551-6971 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
     Brian F. Leaf, Esq.
     Cooley LLP